UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:
In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2019 RESULTS

Q3’19 Highlights (as compared to Q2’19):

•	Revenue Grows 10.1% to US$173.9 Million Compared to US$158.0 Million

•	Gross Profit Improves to US$37.1 Million Compared to US$27.0 Million

•	Gross Margin Increases to 21.4% Compared to 17.1%

•	Net Earnings of NT$0.81 or US$0.03 per Basic Common Share or US$0.52 per Basic ADS

•	Distributed Cash Dividend of NT$1.2 Per Common Share on August 30, 2019 and US$0.764 Per ADS on September 9, 2019

Hsinchu, Taiwan – 11/6/2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.05 against US$1.00 as of September 30, 2019.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2019 was NT$5,399.1 million or US$173.9 million, an increase of 10.1% from NT$4,905.3 million or US$158.0 million in the second quarter of 2019 and an increase of 7.9% from NT$5,005.2 million or US$161.2 million for the same period in 2018.

Net profit attributable to equity holders of the Company for the third quarter of 2019 was NT$585.9 million or US$18.9 million, and NT$0.81 or US$0.03 per basic common share, as compared to net profit attributable to equity holders of the Company for the second quarter of 2019 of NT$1,274.6 million or US$41.0 million, and NT$1.75 or US$0.06 per basic common share, and compared to net profit attributable to equity holders of the Company in the third quarter of 2018 of NT$439.6 million or US$14.2 million, and NT$0.56 or US$0.02 per basic common share. Net earnings for the third quarter of 2019 were US$0.52 per basic ADS, compared to US$1.13 per basic ADS for the second quarter of 2019 and US$0.36 per basic ADS in the third quarter of 2018.

S.J. Cheng, Chairman and President of ChipMOS, said, “Strength in our core business and continued execution is helped us drive double digit revenue growth with a significant gross margin improvement. We achieved 10.1% revenue growth compared to Q2 and improved our gross margin to 21.4% from 17.1% over the same period. Revenue in our Flash business grew 22.5% in Q3 from Q2, led by increased demand from the industrial and automotive end markets and higher demand from new module house customers.    We also benefitted from strong demand in our 12” gold bump and TDDI businesses with increasing TDDI product penetration of the HD panel segment for smartphones given higher content per unit in newer phones. We did experience some softness at the end of the quarter in demand related to the TV market, which we expect to more than offset in order to achieve stable revenue and margins over the near-term. Adding to our confidence, high-end wafer test capacity has been tightening, led by increasing OLED panel driver IC demand, and we are benefitting from higher efficiency programs including increased usage of AI and automation at our facilities.”

Silvia Su, Vice President of Finance and Accounting, commented, “We are pleased with the positive operating leverage in our business as we focus on expansion of our higher margin business, continued operating expense control and controlled CapEx. We generated US$123.8 million in cash from operating activities in the third quarter compared to US$87.5 million in the year ago period. While our CapEx level has been tracking below 2018 for most of 2019, we made the strategic decision to invest US$59.5 million in CapEx in the third quarter to expand capacity to meet current and expected higher customer demand levels, mainly for DDIC test and 12” fine pitch COF. Our focus on profitability and operating cash flow expansion also allowed us to reward investors with our latest cash dividend, NT$1.2 per common share or US$0.764 per ADS, which was distributed on August 30th to common stock holders and on September 9th to ADS holders. We remain focused on building further value for the company and its shareholders.”

Selected Operation Data

	Q3’19		Q2’19
Revenue by segment
Testing		20.8%		20.1%
Assembly		25.8%		24.7%
LCD Driver		33.7%		36.0%
Bumping		19.7%		19.2%

CapEx	US$	59.5 million	US$	23.1 million
Testing		7.6%		25.2%
Assembly		9.6%		8.5%
LCD Driver		70.0%		56.4%
Bumping		12.8%		9.9%

Depreciation and amortization expenses	US$	30.7 million	US$	29.7 million

Utilization by segment
Testing		74%		69%
Assembly		76%		75%
LCD Driver		73%		81%
Bumping		70%		70%
Overall		74%		75%

Condensed consolidated statements of cash flows
	Period ended Sep. 30, 2019	Period ended Sep. 30, 2018
	US$ million	US$ million
Net cash generated from (used in) operating activities	123.8	87.5
Net cash generated from (used in) investing activities	(82.6)	(135.6)
Net cash generated from (used in) financing activities	(41.5)	(15.5)
Net increase (decrease) in cash and cash equivalents	(0.3)	(63.6)
Effect of exchange rate changes on cash	0.1	0.2
Cash and cash equivalents at beginning of period	149.5	258.8
Cash and cash equivalents at end of period	149.3	195.4

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Wednesday, November 6, 2019 to discuss the Company’s financial results for the third quarter of 2019.

1.	Date: Wednesday, November 6, 2019

Time: 4:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 248429 #

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Wednesday, November 6, 2019

Time: 8:00PM Taiwan (7:00AM New York)

Dial-In: +1-323-701-0225

Password: 3755750

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 3755750

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2019, and Sep. 30, 2018

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	USD	USD	USD
Revenue	173.9	158.0	161.2
Cost of revenue	(136.8)	(131.0)	(129.8)

Gross profit	37.1	27.0	31.4

Research and development expenses	(8.1)	(8.5)	(7.5)
Sales and marketing expenses	(0.5)	(0.4)	(0.5)
General and administrative expenses	(4.0)	(4.5)	(3.8)
Other operating income (expenses), net	0.8	1.0	0.9

Operating profit	25.3	14.6	20.5

Non-operating income (expenses), net	(1.8)	29.5	(2.3)

Profit (loss) before tax	23.5	44.1	18.2

Income tax benefit (expense)	(4.6)	(3.1)	(4.0)

Profit (loss) for the period	18.9	41.0	14.2

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(3.4)	(1.1)	(3.3)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(0.7)	0.6	0.9
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	0.1	0.0	(0.1)
Income tax effect	0.1	(0.1)	(0.2)

Total other comprehensive income (loss)	(3.9)	(0.6)	(2.7)

Total comprehensive income (loss)	15.0	40.4	11.5

Profit (loss) attributable to the Company - basic	18.9	41.0	14.2

Earnings (loss) per share attributable to the Company - basic	0.03	0.06	0.02

Earnings (loss) per ADS equivalent - basic	0.52	1.13	0.36

Weighted average shares outstanding (in thousands) - basic	727,240	727,032	786,260

Profit (loss) attributable to the Company - diluted	18.9	41.0	14.2

Earnings (loss) per share attributable to the Company - diluted	0.03	0.06	0.02

Earnings (loss) per ADS equivalent - diluted	0.52	1.12	0.36

Weighted average shares outstanding (in thousands) - diluted	729,827	733,661	792,443

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$31.05 against US$1.00 as of Sep. 30, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2019, and Sep. 30, 2018

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	NTD	NTD	NTD
Revenue	5,399.1	4,905.3	5,005.2
Cost of revenue	(4,246.3)	(4,067.0)	(4,029.4)

Gross profit	1,152.8	838.3	975.8

Research and development expenses	(253.3)	(263.7)	(233.6)
Sales and marketing expenses	(14.8)	(14.3)	(13.8)
General and administrative expenses	(124.9)	(138.6)	(119.0)
Other operating income (expenses), net	26.0	30.8	26.7

Operating profit	785.8	452.5	636.1

Non-operating income (expenses), net	(54.7)	917.0	(71.4)

Profit (loss) before tax	731.1	1,369.5	564.7
Income tax benefit (expense)	(145.2)	(94.9)	(125.1)

Profit (loss) for the period	585.9	1,274.6	439.6

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(103.6)	(33.8)	(103.0)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	(21.4)	17.4	28.2
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	1.9	(0.2)	(1.0)
Income tax effect	4.3	(3.5)	(5.6)

Total other comprehensive income (loss)	(118.8)	(20.1)	(81.4)

Total comprehensive income (loss)	467.1	1,254.5	358.2

Profit (loss) attributable to the Company - basic	585.9	1,274.6	439.6

Earnings (loss) per share attributable to the Company - basic	0.81	1.75	0.56

Earnings (loss) per ADS equivalent - basic	16.11	35.06	11.18

Weighted average shares outstanding (in thousands) - basic	727,240	727,032	786,260

Profit (loss) attributable to the Company - diluted	585.9	1,274.6	439.6

Earnings (loss) per share attributable to the Company - diluted	0.80	1.74	0.55

Earnings (loss) per ADS equivalent - diluted	16.06	34.75	11.09

Weighted average shares outstanding (in thousands) - diluted	729,827	733,661	792,443

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2019, and Sep. 30, 2018

Figures in Millions of U.S. dollars (USD) (1)

	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	149.3	171.5	195.4
Current financial assets at amortized cost	5.6	5.6	0.5
Accounts and notes receivable, net	167.8	146.6	152.2
Inventories	57.1	55.3	57.0
Other current assets	19.0	20.1	16.7

Total current assets	398.8	399.1	421.8

Non-current assets
Financial assets at fair value through profit or loss	0.3	0.4	0.4
Financial assets at fair value through other comprehensive income	4.5	5.2	4.6
Non-current financial assets at amortized cost	3.2	3.2	2.2
Investments accounted for using equity method	111.5	114.5	127.3
Property, plant & equipment	554.9	525.9	514.7
Right-of-use assets	23.3	28.7	—
Other non-current assets	9.5	12.1	10.4

Total non-current assets	707.2	690.0	659.6

Total assets	1,106.0	1,089.1	1,081.4

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	67.9	38.3	43.8
Current lease liabilities	1.1	1.3	—
Long-term bank loans, current portion	24.1	24.1	24.1
Long-term lease obligations payable, current portion	—	—	0.7
Other current liabilities	68.8	91.2	120.0

Total current liabilities	161.9	154.9	188.6

Non-current liabilities
Long-term bank loans	279.2	279.2	303.3
Non-current lease liabilities	21.7	26.9	—
Other non-current liabilities	26.4	26.4	24.3

Total non-current liabilities	327.3	332.5	327.6

Total liabilities	489.2	487.4	516.2

EQUITY
Capital stock – common stock	234.2	238.3	242.5
Capital surplus	195.2	198.6	202.3
Retained earnings	186.5	175.6	149.3
Other equity interest	0.9	4.7	2.1
Treasury stock	—	(15.5)	(31.0)

Equity attributable to equity holders of the Company	616.8	601.7	565.2

Total equity	616.8	601.7	565.2

Total liabilities and equity	1,106.0	1,089.1	1,081.4

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$31.05 against US$1.00 as of Sep. 30, 2019. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2019, and Sep. 30, 2018

Figures in Millions of NT dollars (NTD)

	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	4,634.7	5,326.4	6,067.2
Current financial assets at amortized cost	173.6	173.2	15.5
Accounts and notes receivable, net	5,211.9	4,552.3	4,725.3
Inventories	1,772.1	1,716.6	1,770.1
Other current assets	590.1	623.8	519.5

Total current assets	12,382.4	12,392.3	13,097.6

Non-current assets
Financial assets at fair value through profit or loss	11.1	11.6	11.4
Financial assets at fair value through other comprehensive income	138.8	160.2	142.9
Non-current financial assets at amortized cost	100.0	99.9	68.4
Investments accounted for using equity method	3,462.8	3,557.1	3,954.2
Property, plant & equipment	17,230.8	16,329.2	15,979.9
Right-of-use assets	722.4	890.5	—
Other non-current assets	293.7	377.3	323.3

Total non-current assets	21,959.6	21,425.8	20,480.1

Total assets	34,342.0	33,818.1	33,577.7

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and payables to contractors and equipment suppliers	2,109.5	1,189.3	1,360.7
Current lease liabilities	35.1	39.7	—
Long-term bank loans, current portion	748.3	748.2	747.3
Long-term lease obligations payable, current portion	—	—	20.7
Other current liabilities	2,135.4	2,833.4	3,725.7

Total current liabilities	5,028.3	4,810.6	5,854.4

Non-current liabilities
Long-term bank loans	8,669.6	8,668.0	9,418.4
Non-current lease liabilities	674.3	836.9	—
Other non-current liabilities	818.9	818.8	754.6

Total non-current liabilities	10,162.8	10,323.7	10,173.0

Total liabilities	15,191.1	15,134.3	16,027.4

EQUITY
Capital stock – common stock	7,272.4	7,400.9	7,529.0
Capital surplus	6,059.6	6,165.9	6,280.9
Retained earnings	5,791.5	5,453.4	4,636.1
Other equity interest	27.4	146.2	66.8
Treasury stock	—	(482.6)	(962.5)

Equity attributable to equity holders of the Company	19,150.9	18,683.8	17,550.3

Total equity	19,150.9	18,683.8	17,550.3

Total liabilities and equity	34,342.0	33,818.1	33,577.7

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	USD	USD	USD
Operating profit	25.3	14.6	20.5
Add: Depreciation	30.7	29.7	27.7
Interest income	0.5	0.6	0.4
Less: Capital expenditures	(59.5)	(23.1)	(32.1)
Interest expense	(1.4)	(1.4)	(1.1)
Income tax expense	(4.6)	(3.1)	(4.0)
Dividend	(28.1)	—	—

Non-GAAP free cash flow	(37.1)	17.3	11.4

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	USD	USD	USD
Operating profit	25.3	14.6	20.5
Add: Depreciation	30.7	29.7	27.7

Non-GAAP EBITDA	56.0	44.3	48.2

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018
	USD	USD	USD
Long-term bank loans (including current portion)	303.3	303.3	327.4
Long-term lease obligations payable (including current portion)	—	—	0.7
Lease liabilities (including current portion)	22.8	28.2	—
Less: Cash and cash equivalents	(149.3)	(171.5)	(195.4)

Net debt	176.8	160.0	132.7

Equity attributable to equity holders of the Company	616.8	601.7	565.2

Net debt to equity ratio	28.7%	26.6%	23.5%